

August 11, 2015

Via E-mail
Mr. William J. Sanchez
Chief Executive Officer
Telco Cuba, Inc.
2001 Hollywood Blvd, Suite 211
Hollywood, FL 33020

> **Re:** **Telco Cuba, Inc.**
> **Amendment No. 1 to Form 10-K**
> **for the Fiscal Year Ended November 30, 2014 Filed July 8, 2015**
> **Amendment No. 1 to Form 10-Q**
> **for the Fiscal Quarter Ended May 31, 2015 Filed July 10, 2015**
> **File No. 000-53157**

Dear Mr. Sanchez:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filings, by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After your response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for the Fiscal Year ended November 30, 2014

Description of Business – About Our Company

1.  It appears you are involved in Oil and Gas Producing Activities as defined by Rule 4-10(a)(16) of Regulation S-X. Please expand your disclosure to address the requirements of Item 1200 of Regulation S-K and the financial statement disclosure requirements of ASC 932-235-50, or tell us why this disclosure is not necessary. Please also expand your disclosure to address how the carrying amounts of your oil and gas assets were determined and any impairment considerations you have made in regard to them.

2.      We note that you disclose here and within your financial statements that the Grand Chenier property contains an estimated 9.0 million barrels of oil.  Please clarify whether this amount represents Reserves as defined in Rule 4-10 of Regulation S-X.  Please note that Rule 4-10 requires that the economic ability of a reservoir to produce must be based on existing economic conditions using a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.  The above guidance can be found on page 12 of the adopting release for the SEC's "Modernization of Oil and Gas Reporting" Rules, which can be found here: http://www.sec.gov/rules/final/2008/33-8995.pdf.  To the extent the estimated 9.0 million barrels of oil do not represent Reserves as defined in Rule 4-10, please revise to remove this disclosure from your filings.

## Item 9A. Controls and Procedures

3.      In view of the presentation of pro forma information as historical financial statements in the original Form 10-K, the presentation of unaudited financial statements in the original and amended Form 10-K, and the failure to provide the certifications required by Items 601(b)(31) and (32) of Regulation S-K in Exchange Act reports filed after October 10, 2014, please revise your conclusion of the effectiveness of disclosure controls and procedures ("DC&P") to state that DC&P were not effective at November 30, 2014.

4.      If DC&P were not effective, it appears that internal controls over financial reporting ("ICFR") may not have been effective either.  Please revise to disclose that ICFR were not effective or explain to us in sufficient detail why you believe ICFR were effective.

## Financial Statements, page F-1

5.      Please tell us when you expect the audits and reviews of the financial statements to be completed and the applicable Exchange Act filings to be amended.  We may have further comment on the financial statements as audited.

## Notes to Financial Statements, page F-5

## Note 7 – Notes Payable

6.      Please expand your disclosure to address the pertinent terms of all of your debt, including your convertible debt and the related conversion features.  Refer to FASB ASC 470-10-50 and 470-20-50.

Exhibits

7.    Please amend your filings on Forms 10-K and 10-Q filed after October 10, 2014 to include the exhibits required by Item 601(b)(31) and (32) of Regulation S-K.

Other

8.    Please number the pages of any amended or future filings.

Forms 10-Q

9.    Please apply the Form 10-K comments to any amended or future filings on Forms 10-Q as applicable.

Other Exchange Act Filings

10.    We note your former auditor, Sherb & Co, is barred from practicing before the Commission pursuant to Rule 102(e).  You stated in the letter dated July 6, 2015 that your financial statements were in the process of being audited and reviewed, as applicable, which would appear to mean you have engaged another auditor.  Please file an Item 4.01 Form 8-K to report the terminated engagement of Sherb & Co and to also report the engagement of the successor accountant that is PCAOB-registered and is not subject to a Rule 102(e) bar.  If you have already filed these reports, please tell us when they were filed, or if you believe these reports are not required, please advise.

11.    Please file an Item 4.02 Form 8-K relating to the restated financial statements in the amended Forms 10-K and 10-Q so investors are aware that the financial statements in the originally filed Forms 10-K and 10-Q are not to be relied upon.


        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319, or myself at (202) 551-3871, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining